Exhibit 99.2

RADWARE LTD.

NOTICE OF 2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON THURSDAY, OCTOBER 24, 2019

Notice is hereby given that the 2019 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Radware Ltd. (the “Company”) will be held on Thursday, October 24, 2019, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, for the following purposes:

1.	To re-elect Messrs. Roy Zisapel and Joel Maryles as Class II directors of the Company until the annual general meeting of shareholders to be held in 2022;

2.	To re-elect Prof. Yair Tauman as an external director of the Company for a period of three years;

3.
To approve an increase of the Company’s authorized share capital from 60,000,000 to 90,000,000 ordinary shares and related amendments to the Company’s Memorandum of Association and Articles of Association;

4.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company;

5.	To approve modifications in the size of the annual bonus to the President and Chief Executive Officer of the Company;

6.	To approve and ratify the purchase of a D&O insurance policy and related amendments to the Company's Compensation Policy for Executive Officers and Directors;

7.	To approve grants of equity-based awards to the non-employee directors of the Company; and

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2018 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

These proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

Shareholders of record at the close of business on September 20, 2019 are entitled to notice of, and to vote at, the Annual General Meeting. All shareholders are cordially invited to attend the Annual General Meeting in person.

YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the Annual General Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. You may also submit your proxy vote by telephone or via the Internet by following the proxy voting instructions included with the enclosed materials. Return of your proxy does not deprive you of your right to attend the Annual General Meeting, to revoke the proxy and to vote your shares in person.

By Order of the Board of Directors /s/ Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Date: September 19, 2019

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of the Annual General Meeting, proxy statement and proxy card are available at www.proxyvote.com

RADWARE LTD.
22 RAOUL WALLENBERG ST.
TEL AVIV 6971917, ISRAEL

_____________________

PROXY STATEMENT

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

_____________________

This Proxy Statement is furnished to the holders of ordinary shares of Radware Ltd. ("Radware", "we" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2019 Annual General Meeting of Shareholders (the "Annual General Meeting", the "Meeting" or the "2019 AGM"), or at any postponements or adjournments thereof, pursuant to the accompanying Notice of 2019 Annual General Meeting of Shareholders. The Annual General Meeting will be held on Thursday, October 24, 2019 at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel.

INTRODUCTION

Unless indicated otherwise by the context, all references in this Proxy Statement to:

• "we", "us", "our", "Radware", or the "Company" are to Radware Ltd. and its subsidiaries;

• "dollars" or "$" are to United States dollars;

• "NIS" or "shekel" are to New Israeli Shekels;

• the "Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

• the "SEC" are to the United States Securities and Exchange Commission;

• "ordinary shares" or “shares” are to our ordinary shares, NIS 0.05 par value per share; and

• "2018 Annual Report" or “Annual Report” are to the annual report on Form 20-F we filed with the SEC on April 15, 2019.

PURPOSE OF THE MEETING

                It is proposed that at the Annual General Meeting, resolutions be adopted as follows:

1.	To re-elect Messrs. Roy Zisapel and Joel Maryles as Class II directors of the Company until the annual general meeting of shareholders to be held in 2022;

2.	To re-elect Prof. Yair Tauman as an external director of the Company for a period of three years;

3.
To approve an increase of the Company’s authorized share capital from 60,000,000 to 90,000,000 ordinary shares and related amendments to the Company’s Memorandum of Association and Articles of Association;

4.	To approve grants of equity-based awards to the President and Chief Executive Officer of the Company;

5.	To approve modifications in the size of the annual bonus to the President and Chief Executive Officer of the Company;

6.	To approve and ratify the purchase of a D&O insurance policy and related amendments to the Company's Compensation Policy for Executive Officers and Directors;

7.	To approve grants of equity-based awards to the non-employee directors of the Company; and

8.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services.

In addition to adopting the above resolutions, at the Annual General Meeting the Company will (i) present and discuss the financial statements of the Company for the year ended December 31, 2018 and the auditors’ report for this period; and (ii) transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

The Company is currently not aware of any other matters that will come before the Annual General Meeting. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote thereon in accordance with their best judgment on such matters.

RECOMMENDATION OF THE BOARD OF DIRECTORS

 Our Board of Directors recommends a vote FOR approval of all the proposals set forth in this Proxy Statement.

SOLICITATION OF PROXIES; VOTING PROCESS

General

Shareholders may elect to vote their shares once, either by attending the Annual General Meeting in person, or by appointing a duly executed proxy as detailed below.

A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual General Meeting. However, if the shareholder attends the Annual General Meeting and does not elect to vote in person, his or her proxy will not be revoked. All valid proxies received at least two (2) hours prior to the Annual General Meeting will be voted in accordance with the instructions specified by the shareholder. If a proxy card is returned without instructions, the persons named as proxy holders on the proxy card will vote in accordance with the recommendations of the Board of Directors, as described above. If specification is made by the shareholder on the form of proxy, the ordinary shares represented thereby will be voted in accordance with such specification. On all matters considered at the Annual General Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining if a quorum is present.

Proxies for use at the Annual General Meeting are being solicited by the Board of Directors of the Company. Proxies are being mailed to shareholders on or about September 23, 2019 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by electronic mail, telephone, telegram or other personal contact. In addition, we may retain an outside professional to assist in the solicitation of proxies. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of shares.

Voting Process

If you are a shareholder of record, there are three ways to vote by proxy:

  •   By Internet — You can vote over the Internet at www.proxyvote.com by following the instructions therein or, if you received your proxy materials by mail, by following the instructions on the proxy card. You will need to enter your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

   •  By Telephone — You may vote and submit your proxy by calling toll-free 1-800-690-6903 in the United States and providing your control number, which is a 16-digit number located in a box on your proxy card that is included with your proxy materials.

   •  By Mail — If you received your proxy materials by mail or if you requested paper copies of the proxy materials, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope.

If your ordinary shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted. Telephone and Internet voting may also be offered to shareholders owning shares through certain banks, brokers and nominees, according to their individual policies.

Joint holders of shares should take note that, pursuant to the Articles of Association of the Company, (i) a notice may be given by the Company to the joint holders of a share by giving notice to the joint holder named first in the Company's register of shareholders in respect of the shares, or the “senior joint holder”, and (ii) the vote of the senior joint holder who tenders a vote, in person or by proxy, shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

RECORD DATE; QUORUM; VOTING RIGHTS; ETC.

Record Date

Only shareholders of record at the close of business on September 20, 2019, the record date, will be entitled to notice of, and to vote at, the Annual General Meeting and any adjournments or postponements thereof. As of September 13, 2019, the Company had issued and outstanding 46,894,746 ordinary shares (excluding 10,616,038 treasury shares).

Quorum

Two or more persons, each being a shareholder, a proxy for a shareholder or an authorized representative of a corporate shareholder, holding together ordinary shares that confer in the aggregate 35% of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Annual General Meeting.

If within an hour from the time appointed for the Meeting a quorum is not present, the Meeting, if convened upon requisition under the provisions of the Israeli Companies Law, shall be dissolved, but in any other case it shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the question of adjournment. In general, no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the Meeting as originally called. At such adjourned meeting, any two shareholders, present in person or by proxy, shall constitute a quorum.

Position Statements

To the extent you would like to submit a position statement with respect to any of proposals described in this Proxy Statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company's offices located at 22 Raoul Wallenberg Street, Tel Aviv 6971917, Israel, not later than 10 days prior to the Meeting, i.e., by October 14, 2019. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be published by way of issuing a press release and/or submitting a Form 6-K to the SEC (which will be made available to the public on the SEC’s website at http://www.sec.gov and on the Company’s website).

Shareholder Proposals

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the Meeting by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg Street, Tel Aviv 69710, Israel, Attention: General Counsel. For a shareholder proposal to be considered for inclusion in the Meeting, our General Counsel must receive the written proposal no later than September 26, 2019.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person(s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of the record date and as of a date that is no more than two (2) business days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

If our Board of Directors will determine that a shareholder proposal is appropriate to be added to the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than October 3, 2019 by way of issuing a press release and/or submitting a Current Report on Form 6-K to the SEC.

SECURITY OWNERSHIP BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 13, 2019, (i) the number of ordinary shares owned beneficially by all persons known to the Company to own beneficially more than 5% of the Company’s ordinary shares, and (ii) certain information regarding the beneficial ownership of our ordinary shares by our directors and executive officers.

The information contained herein has been obtained from the Company’s records, from public filings or from information furnished by the individual or entity to the Company.

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Outstanding Ordinary Shares**
Senvest Management, LLC (1)	5,832,115	12.44%
Cadian Capital Management, LP (2)	3,649,771	7.78%
Nava Zisapel (3)	2,735,676	5.83%
Yehuda Zisapel (4)	1,474,215	3.14%
Roy Zisapel (5)	1,444,646	3.07%
All directors and executive officers as a group (15 persons including Yehuda Zisapel and Roy Zisapel) (6) (7)	3,267,311	6.89%

* Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or restricted stock units (“RSUs”) currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

** The percentages shown are based on 46,894,746 ordinary shares issued and outstanding as of September 13, 2019 (excluding 10,616,038 treasury shares). This figure of outstanding ordinary shares excludes employee stock options to purchase an aggregate of 528,450 ordinary shares at a weighted average exercise price of approximately $16.38 per share, with the latest expiration date of these options being in November 2023 (of which, options to purchase 379,700 of our ordinary shares were exercisable as of September 13, 2019).

(1) This information is based on information provided in the Amendment No. 14 to Statement on Schedule 13G filed with the SEC by Senvest Management, LLC and Mr. Richard Mashaal (collectively, “Senvest”) on February 8, 2019. The business address of Senvest is 540 Madison Avenue, 32nd Floor, New York, New York 10022.

(2) This information is based on information provided in the Amendment No. 3 to Statement on Schedule 13G filed with the SEC by Cadian Capital Management, LP, Cadian Capital Management GP, LLC and Mr. Eric Bannasch (collectively, “Cadian”) on February 13, 2019. The business address of Cadian is 535 Madison Avenue, 36th Floor, New York, New York 10022.

(3) Of the ordinary shares beneficially owned by Ms. Nava Zisapel, (i) 2,467,834 ordinary shares are held directly; and (ii) 267,833 ordinary shares are held of record by Carm-AD Ltd., an Israeli company owned 100% by Nava Zisapel.  As noted in note 1 in “Item 6.E – Share Ownership” of our 2018 Annual Report, Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware. The business address of Ms. Nava Zisapel is 127 Habarzel St., Tel Aviv, 69710 Israel.

(4) Of the ordinary shares beneficially owned by Mr. Yehuda Zisapel (i) 1,394,215 ordinary shares are held directly by Yehuda Zisapel; (ii) 60,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $15.33 per share, expiring in January 2021; and (iii) 20,000 options to purchase ordinary shares are fully vested or will be fully vested with Yehuda Zisapel within the next 60 days, at an exercise price of $27.15 per share, expiring in November 2023. In addition, as noted in footnote 3 above, (i) Nava Zisapel beneficially owns 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel, and (ii) Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(5) Consists of 1,344,646 ordinary shares and 100,000 options to purchase ordinary shares which options are fully vested or will be fully vested within the next 60 days. All of the options are at an exercise price of $15.33 and expire in January 2021.

(6) Consists of 2,738,861 ordinary shares and 528,450 options to purchase ordinary shares which options are fully vested or which will be fully vested within the next 60 days. The options consist of (i) 52,500 options at an exercise price of $12.46 which expire in September 2021, (ii) 32,500 options at an exercise price of $13.35 which expire in December 2021, (iii), 20,000 options at an exercise price of $13.43 which expire in December 2021, (iv) 35,000 options at an exercise price of $14.00 which expire in April 2021, (v) 20,000 options at an exercise price of $14.38 which expire in January 2022, (vi) 15,000 options at an exercise price of $14.68 which expire in April 2022, (vii) 197,200 options at an exercise price of $15.33 which expire in January 2021, (viii) 40,000 options at an exercise price of $16.67 which expire in November 2022, (ix) 41,250 options at an exercise price of $17.35 which expire in December 2022, (x) 15,000 options at an exercise price of $17.63 which expire in October 2022, and (xi) 60,000 options at an exercise price of $27.15 which expire in November 2023. In addition, Nava Zisapel holds 2,735,676 ordinary shares which are not included in the total shares reported above as beneficially owned by Yehuda Zisapel.  Yehuda and Nava Zisapel have an agreement which provides for certain coordination in respect of sales of shares of Radware as well as for tag along rights with respect to off-market sales of shares of Radware.

(7) Each of the directors and executive officers not separately identified in the above table beneficially owns less than 1% of our outstanding ordinary shares (including options held by each such party, which are vested or shall become vested within 60 days of the date of this Proxy Statement) and have therefore not been separately disclosed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the statements contained in this Proxy Statement may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual outcomes could differ materially from those anticipated in these forward-looking statements as a result of various factors.

We urge you to consider that statements which use the terms “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements.  Examples of forward-looking statements include statements relating to our future plans, revenue goals, and any other statement that does not directly relate to any historical or current fact.

These statements reflect our current views, expectations and assumptions with respect to future events, are based on assumptions, are subject to risks and uncertainties and may not prove to be accurate. Factors that could cause or contribute to such differences include, but are not limited to: the impact of global economic conditions and volatility of the market for our products; changes in the competitive landscape; inability to realize our investment objectives; timely availability and customer acceptance of our new and existing products; risks and uncertainties relating to acquisitions or other investments; the impact of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; intense competition in the market for Application Delivery and Network Security solutions and in our industry in general; changes in government regulation; outages, interruptions or delays in hosting services or our internal network system; compliance with open source and third party licenses; the risk that our intangible assets or goodwill may become impaired; our dependence on independent distributors to sell our products; long sales cycles for our solutions; changes in foreign currency exchange rates; undetected defects or errors in our products or a failure of our products to protect against malicious attacks; the availability of components and manufacturing capacity; the ability of vendors to provide our hardware platforms and components for our main accessories; our ability to protect our proprietary technology; intellectual property infringement claims made by third parties; changes in tax laws; our ability to attract, train and retain highly qualified personnel; and other factors and risks over which we may have little or no control. These risks and uncertainties, as well as others, are discussed in greater detail in our Annual Report on Form 20-F and our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PROPOSAL 1
RE-ELECTION OF TWO CLASS II DIRECTORS
(Proposal 1 on the Proxy Card)

Background

Pursuant to the Company’s Articles of Association, our Board of Directors (other than our external directors, as such term is defined in the Israeli Companies Law) is divided into three classes: Class I, Class II and Class III.  Each such director, when and however elected, is designated as a member of a certain class of directors and, subject to certain exceptions, serves for a term ending on the date of the third annual general meeting following the annual general meeting at which such director was elected. Accordingly, each director in Class I  will serve for a term ending on the date of the annual general meeting for the year 2021; each director in Class II (if elected) will serve for a term ending on the date of the annual general meeting for the year 2022; and each director in Class III will serve for a term ending on the date of the annual general meeting for the year 2020.

The term of service of Mr. Roy Zisapel, our President and Chief Executive Officer, and Mr. Joel Maryles, the two directors in Class II, expires on the date of the Meeting. We are proposing to re-elect these nominees at the Meeting, such that their term will expire at the annual general meeting for the year 2022. These nominees were approved and recommended to our Board of Directors by the Company’s independent directors in accordance with the Nasdaq rules.

We currently have a Board of seven (7) directors, including two external directors. Subject to the re-election of the nominees (in this Proposal 1 and in Proposal 2 below), we expect to have, following the Meeting, a Board of seven (7) directors, including the two external directors.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominee or to abstain) will be voted for the re-election of our proposed nominees. In the event either of such nominees is unable to serve, the proxies will be voted for the election of such other person or persons as determined by the persons named in the proxy in accordance with their best judgment.  The Company is not aware of any reason why either of the nominees, if elected, would be unable to serve as director.  The Company does not have any understanding or agreement regarding the future election of the above nominees.

The following biographical information is supplied with respect to the persons nominated and recommended to be re-elected by the Board of Directors of the Company and is based upon the records of the Company and information furnished to it by the respective nominees.

Roy Zisapel, 48, co-founder of our Company, has served as our President and Chief Executive Officer and a director since our inception in May 1996.  Mr. Zisapel also serves as a director of Radware Inc. and other subsidiaries. From 1996 to 1997, Mr. Zisapel was a team leader of research and development projects for RND Networks Ltd. From 1994 to 1996, Mr. Zisapel was employed as a software engineer for unaffiliated companies in Israel. Mr. Zisapel has a B.Sc. degree in mathematics and computer science from Tel Aviv University, Israel. Roy Zisapel is the son of Yehuda Zisapel, who is the Chairman of the Board of Directors of the Company.

Joel Maryles, 60, has served as a member of our Board of Directors since January 2014. Mr. Maryles was a Partner at OurCrowd from 2015 to 2018. He held numerous senior positions in the financial sector over the past three decades.  From 2007 to 2012, Mr. Maryles was a portfolio manager of T-Cubed Investments LP, an equity hedge fund that he founded. From 1996 to 2006, he was a Managing Director at Citigroup Investment Banking where, in addition to his role as a senior technology banker, he founded and managed the Israeli investment banking operations for Citigroup/Salomon Smith Barney. From 1986 to 1996, Mr. Maryles held various senior positions at Furman Selz, a U.S.-based investment bank, including Managing Director focused on Israeli technology and healthcare transactions. Prior to Furman Selz, Mr. Maryles was an Investment Officer at First Chicago Investment Advisors.  Mr. Maryles holds a B.Sc. degree in engineering from the University of Illinois and an M.B.A. from the University of Chicago.

For details about beneficial ownership of our shares held by any of these nominees, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.”

If elected, Mr. Maryles will continue to be entitled to receive the compensation we pay to our directors described below under “Executive Compensation” (as may be modified hereunder, including the grant of equity-based awards described in Proposal 7). Mr. Zisapel will be entitled to the compensation we are required to pay him as described below under “Executive Compensation” (as may be modified hereunder, including the grant of equity-based awards described in Proposal 4 and the change in the annual bonus described in Proposal 5) regardless of his re-election. These nominees have also been provided with indemnification letters.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Roy Zisapel is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., his term shall expire at the annual general meeting for the year 2022;" and

RESOLVED, that Mr. Joel Maryles is hereby re-elected to serve as a member of the Board of Directors of the Company until his successor is duly elected and qualified, in Class II, i.e., his term shall expire at the annual general meeting for the year 2022.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to re-elect the nominees named above as directors.

The Board of Directors recommends a vote FOR the election of the said nominees.

Other Members of the Board of Directors Continuing in Office

Yehuda Zisapel*, 77, co-founder of our Company, has served as a member of our Board of Directors since our inception in May 1996 and served as Chairman of our Board of Directors from May 1996 until  2006 and again since November 2009. In addition, Mr. Zisapel serves as a director of Radware Inc. and other subsidiaries. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, and BYNET Data Communications Ltd., a distributor of data communications products in Israel, and serves as a director of other companies in the RAD-BYNET Group. See “Item 4.C – Organizational Structure” of our Annual Report. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering as well as an Award of Honorary Doctorate (DHC-Doctor Honoris Causa) from the Technion, Israel Institute of Technology and an M.B.A. degree from Tel Aviv University, Israel. Yehuda Zisapel is the father of Roy Zisapel, our President, Chief Executive Officer and director.

Avraham Asheri*, 81, has served as a member of our Board of Directors since July 2009. Mr. Asheri was the President and Chief Executive Officer of Israel Discount Bank (“DB”) during the years 1991 to 1998. Prior to that, from 1983 until 1991 he served as Executive Vice President of DB and a member of its Management Committee. Before that, Mr. Asheri served at the Israel Ministry of Industry and Trade and at the Israel Ministry of Finance, including in the positions of Director General of the Ministry of Industry and Trade, Managing Director of Israel Investment Center, and Trade Commissioner of Israel to the United States. Mr. Asheri acts as chairman of the Budget and Finance Committee of the Board of Governors of the Hebrew University, member of the Executive Committee of the Jerusalem Institute for Policy Research and serves as a member of the board of directors of Mishkenot Sha’ananim and as the Chairman of its Finance Committee. Mr. Asheri holds a BA degree in economics and political science from The Hebrew University, Israel.

Yael Langer**, 54, has served as a member of our Board of Directors since July 2009. Ms. Langer has served as the general counsel and secretary of RAD Data Communications Ltd. and several other companies in the RAD-BYNET group since 1998. Since December 2000, Ms. Langer has served as a director in Ceragon Networks Ltd., a company publicly traded on Nasdaq and the Tel-Aviv stock markets. From 1995 to 1998, Ms. Langer served as assistant general counsel to companies in the RAD-BYNET group. From 1993 until 1995, Ms. Langer was a member of the legal department of Poalim Capital Markets and Investments Ltd., the underwriting and investment banking subsidiary of Bank Hapoalim. Ms. Langer holds an L.L.B. degree from The Hebrew University, Israel.

David Rubner***, 79, has served as a member of our Board of Directors since October 2009. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and Chairman of the Board of Novelsat, Ltd. During the years 1991 to 2000, he was President and Chief Executive Officer of ECI Telecom Ltd. (“ECI”). Prior to that, Mr. Rubner held several senior positions within ECI, such as Chief Engineer, Vice President of Operations and Executive Vice President, General Manager of the Telecommunications division. Prior to joining ECI, Mr. Rubner was a senior engineer in the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner serves on the boards of Eltek Ltd. and other private companies. He also serves on the boards of trustees of Shaare Zedek Hospital and Jerusalem College of Technology. Mr. Rubner holds a B.Sc. degree in engineering from Queen Mary College, University of London, England and an M.S. degree from Carnegie Mellon University.

See also Proposal 2 below regarding the proposed re-election of Prof. Tauman.

_______________________

* Member of Class I
** Member of Class III
*** External Director

For additional information concerning the practices of the Board of Directors, Audit Committee and Compensation Committee, see Item 6.C of our Annual Report.

Board and Committee Meetings

The table below describes the number of meetings and attendance rates of our Board of Directors, Audit Committee and Compensation Committee in 2018 and 2019*:

Name of Body	No. of Meetings in 2018 and 2019 **	Average Attendance Rate
Board of Directors	17	95%
Audit Committee	10	100%
Compensation Committee	12	100%

* Excludes ad-hoc committees
** Including meetings through September 13, 2019

Each director attended at least 95% of all Board meetings.

Executive Compensation

You should read the below summary together with Proposals 4-7 of this Proxy Statement.

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist Radware to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to our long-term success. In October 2013, our shareholders approved the compensation policy for our executive officers and directors, or our Compensation Policy, in November 2015, our shareholders approved several modifications thereto, and in September 2018, our shareholders ratified our Compensation Policy. Our Compensation Policy is designed to correlate executive compensation with Radware's objectives and goals.

The following table sets forth all compensation we paid or accrued with respect to all of our directors and officers as a group for the periods indicated. The table does not include any amounts we paid to reimburse any of our affiliates for costs incurred in providing us with services during such period.

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
2017 - All directors and officers as a group, consisting of 14 persons*	$3,604,100	$504,900

2018 - All directors and officers as a group, consisting of 15 persons*	$4,050,500	$596,800

* All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2018, as listed in the table in Item 6.A of our Annual Report. The same individuals also served during the year ended December 2017, except for one person who became an executive officer in July 2018.

During 2018, we granted our directors and officers listed in Item 6.A of our Annual Report, in the aggregate, 90,000 RSUs at a weighted average grant date fair value per RSU of $25.85 and options to purchase 365,000 ordinary shares at a weighted average exercise price per share of $26.75. The options expire sixty-two months after the date of grant. The weighted average grant date fair value of these options was $7.25 per option.

For a discussion of the accounting method and assumptions used in valuation of such options, see Note 2(r) to our consolidated financial statements included in our Annual Report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership ” of our Annual Report.

Compensation of Executive Officers

For a discussion of the compensation granted to our five most highly compensated executive officers during 2018, see “Compensation of Executive Officers” in Item 6.B of our 2018 Annual Report, which is incorporated herein by reference.

Compensation of Directors

 An external director is entitled to consideration and reimbursement of expenses only as provided in regulations promulgated under the Israeli Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director.

 Our non-employee directors, including external directors, are entitled to the following compensation: (i) annual compensation in the amount of NIS 120,800 (currently equivalent to approximately $33,550) per year of service; (ii) per meeting remuneration of NIS 3,600 (currently equivalent to approximately $1,000) for each Board or committee meeting attended, provided that the director is a member of such committee; (iii) compensation for telephonic participation in Board and committee meetings (where other members physically attend)  in an amount of 60% of what is received for physical participation; and (iv) compensation for Board and committee meetings held via electronic means without physical participation in an amount of 50% of what is received for physical meeting.  All amounts payable under items (i), (ii), (iii) and (iv) above are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time-to-time.

In addition, our non-employee directors, including external directors, are currently entitled to a grant of options under our stock option plans to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with a third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting. The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years. If re-elected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is re-elected. The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or re-election of a director or the date of commencement of office, if different).

Indemnification and Insurance

We currently hold directors and officers liability insurance for the benefit of our office holders with an aggregate coverage limit of $25 million, including side A coverage. In addition, we provide our directors and officers indemnification pursuant to the terms of a Letter of Indemnification, in the form approved by our shareholders in 2011, which is publicly available as Appendix B to Exhibit 1.2 to our Report of Foreign Private Issuer on Form 6-K submitted to the SEC on July 28, 2011.

PROPOSAL 2
RE-ELECTION OF EXTERNAL DIRECTOR
(Proposal 2 on the Proxy Card)

Background

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public within or outside of Israel, such as Radware, are required to appoint at least two external directors. However, effective from April 2016, companies whose shares are traded on specified U.S. stock exchanges, including Nasdaq, and which do not have a controlling shareholder, such as Radware, may (but are not required to) elect to opt out of the requirement to maintain external directors or retain external directors and opt out of the composition requirements under the Companies Law with respect to either or both of the audit and compensation committees. After considering this matter, we have decided not to elect to opt out of any such requirements at this time.

To qualify as an external director, an individual (or the individual’s relative, partner, employer or any entity under the individual's control) may not have, and may not have had at any time during the previous two years, any "affiliation" with:

•	the company, the company's controlling shareholder or its relative, or another entity affiliated with the company or its controlling shareholder; or

•
for a company without a controlling shareholder (or a shareholder that owns more than 25% of its voting power), such as Radware, any person who, at the time of appointment, is the chairman, the chief executive officer, the chief financial officer or a 5% shareholder of the company.

     The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship;

•	control; and

•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that is about to make its initial public offering.

The external directors must be elected by the shareholders. The initial term of an external director is three years and the term may be extended for up to two additional three-year terms, or a total of nine years. Thereafter, in a company whose shares are listed for trading on, among others, the Nasdaq Global Select Market, such as Radware, he or she may be re-elected by our shareholders for additional periods of up to three years each only if our Audit Committee and Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the re-election for such additional period is beneficial to the Company.

Under the Companies Law and regulations promulgated thereunder, (i) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (ii) at least one of the external directors must have “accounting and financial expertise,” except that companies whose shares are registered for trade outside of Israel, such as Radware, may instead have one of its other independent directors qualify as having "accounting and financial expertise", as long as all the external directors have “professional qualifications”.  The Board of Directors of the Company has determined that Mr. Avraham Asheri, one of our continuing independent directors, has “accounting and financial expertise” as well as “professional qualifications”, and that each of Mr. David Rubner and Prof. Yair Tauman has "professional qualifications". In addition, the Board of Directors has determined that each of Prof. Yair Tauman, Mr. Maryles, Mr. Rubner and Mr. Asheri qualifies as an independent director under the SEC and Nasdaq rules.

For additional information about the legal requirements that apply to external directors, please see  Item 6.C of our Annual Report.

Prof. Tauman was elected as an external director of the Company in October 2016 for a third three-year term. Pursuant to the recommendation of our Board of Directors, shareholders will be asked at the Meeting to re-elect Prof. Tauman as an external director for an additional term of three years. In addition, our Audit Committee and Board of Directors confirmed that, in light of Prof. Tauman’s expertise and special contribution to the work of the Board of Directors and its committees, his re-election at the Meeting would be beneficial to the Company.

We have received a declaration from the candidate, confirming his qualifications under the Companies Law to be elected as an external director of the Company. In addition, our Board of Directors has determined that the candidate satisfies the requisite “professional qualifications” described above. For details about beneficial ownership of our shares held by such nominee, see above under the caption “Security Ownership of Certain Beneficial Owners and Management.” If re-elected, Prof. Tauman will be entitled to the compensation described under " Compensation of Directors" in Proposal 1 above (as may be modified hereunder, including the grant of equity-based awards described hereunder). He has also been provided with an indemnification letter.

The following biographical information of the nominee is based upon the records of the Company and information furnished to it by the nominee.

Prof. Yair Tauman, 70, has served as a member of our Board of Directors since October 2010. He is the Dean of the Adelson School of Entrepreneurship in the Interdisciplinary Center (IDC) in Herzliya, Israel and was previously the Dean of the Arison School of Business in the IDC. He is also a Leading Professor of Economics and the Director of the Center for Game Theory in Economics at Stony Brook University, New York. He was a professor in Tel-Aviv University for 25 years until 2009 and, prior thereto, served as a professor at the Kellogg School of management at Northwestern University.  His areas of research include game theory and industrial organization. Prof. Tauman currently serves on the board of directors of other public and private companies from different sectors, including online auctions, education and IT. Prof. Tauman obtained his Ph.D. and M.Sc. degrees in mathematics as well as a B.Sc. in mathematics and statistics from The Hebrew University, Israel.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that Prof. Yair Tauman is hereby re-elected to serve as an external director of the Company for a period of three years."

Required Vote

Approval of the above resolution regarding appointment of the external director will require the affirmative vote of a majority of ordinary shares present at the meeting, in person or by proxy, and voting on the resolution, provided that (i) the shares voting in favor of such resolution include at least a majority of the shares voted by shareholders who are neither “controlling shareholders” nor having a "personal interest" (as such terms are defined in the Companies Law) in the resolution as a result of relationship with the controlling shareholder, or (ii) the total number of shares voted against the resolution by disinterested shareholders described in clause (i) does not exceed two percent (2%) of our outstanding shares.

Under the Companies Law, (i) the term “controlling shareholder” means a shareholder having the ability to direct the activities of a company, other than by virtue of being an office holder.  A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its chief executive officer; and (ii) a “personal interest” of a shareholder (a) includes a personal interest of any members of the shareholder’s family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer but (b) excludes an interest arising solely from the ownership of our ordinary shares.

The Companies Law requires that each shareholder voting on the proposed resolution indicate whether or not the shareholder has a personal interest in the proposed resolution, which, in this case, means a "personal interest" in the appointment merely as a result of such shareholder's relationship with the controlling shareholder. However, as of the date hereof, the Company has no controlling shareholders within the meaning of the Companies Law and, consequently, the Company is not aware of any shareholder that should indicate it has such a personal interest.

Since all of the Company’s shareholders are expected to confirm the same and to avoid confusion, the enclosed form of proxy includes a certification that you are NOT a "controlling shareholder" and do NOT have a "personal interest" in this matter as a result of your relationship with a controlling shareholder – Please confirm the same by checking the "YES" box in Proposal 2a of the proxy card. If you are unable to make this confirmation for any reason or have questions about how to vote your shares and indicate that you do have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's General Counsel on your behalf.

The Board of Directors recommends a vote FOR the re-election of the said nominee.

PROPOSAL 3
INCREASE OF AUTHORIZED SHARE CAPITAL
(Proposal 3 on the Proxy Card)

Background

Under the Company's Memorandum of Association and Articles of Association, as currently in effect, our authorized share capital is Three Million New Israeli Shekels (NIS 3,000,000) divided into Sixty Million (60,000,000) ordinary shares of NIS 0.05 par value each. As of September 13, 2019, there were approximately 57.5 million issued ordinary shares (including approximately 10.6 million treasury shares) and a total of approximately 5.4 million additional ordinary shares were reserved for issuance pursuant to our various share incentive plans, of which approximately 1.0 million ordinary shares underlie outstanding equity-based awards that have already vested.

Our Board of Directors believes this capital structure is inadequate for our future needs and, accordingly, recommends that, at the Annual General Meeting, the shareholders approve an increase in the authorized share capital to Four Million and Five Hundred Thousand New Israeli Shekels (NIS 4,500,000), divided into Ninety Million (90,000,000) ordinary shares and related amendments to our Memorandum and Articles of Association. If the proposed resolutions are adopted, any future increase in the authorized share capital will require only an amendment of the Articles of Association by a simple majority (and not 75% of the voting power present at the meeting, as currently required).

Purpose of Authorizing Additional Ordinary Shares

Our Board of Directors believes that the proposed increase in the number of authorized shares would benefit shareholders in that it would give the Company needed flexibility in its corporate planning, including the grants of equity-based awards, future financings or acquisitions and other general corporate purposes. In approving the proposed increase of authorized share capital and related amendments to our Memorandum of Association and Articles of Association, our Board of Directors considered various factors, including the following:

✔	No Increase in Past 20 Years. We have not increased our authorized share capital since our initial public offering in September 1999.

✔
Equity-Based Awards to Employees. The increase in the number of authorized shares is necessary to allow the Company to continue granting equity-based awards to employees, which is a key element in the compensation philosophy of the Company.  We believe that equity-based awards enhance the alignment of the employees' interests with the long-term interests of Radware and its shareholders.

✔
Corporate Planning. The increase in the number of authorized shares is necessary to provide the Company with the flexibility to pursue corporate opportunities, including acquisitions and financings, without added delay and expense associated with convening an extraordinary general meeting. However, it is clarified that, other than making grants of equity-based awards to our employees in the ordinary course of business or pursuant to our equity-incentive plans, there are currently no commitments or understandings with respect to the issuance of any of the additional shares that would be authorized by the proposed increase of the authorized share capital.

✔
Past Use of Authorized Shares. Our Board of Directors considered the use of our authorized share capital in the past. In particular, during the last three years, between January 1, 2016 and December 31, 2018, we have granted to our directors, officers and employees, in the aggregate, a total of 5,857,815 RSUs and options (net of cancelations) that represent, as of September 13, 2019 approximately 12.52% of our issued and outstanding share capital.

✔	Potential Effects & Dilution. Our Board of Directors considered the potential effects discussed under “Potential Effects of Not Approving the Increase & Dilution” below.

Potential Effects of Not Approving the Increase & Dilution

General. The additional shares authorized could be issued at the direction of the Board of Directors from time to time for any proper corporate purpose, including, without limitation, the raising of additional capital for use in the Company's business, whether by way of a public or private offering, the acquisition of other businesses, a split or dividend on then outstanding shares or in connection with any employee share plan or program.

If our shareholders do not approve an increase of our authorized share capital, the primary effect will be that we will be limited in our ability to grant equity-based awards and, consequently, may need to examine other manners to incentivize our employees. In addition, we will not be able to use equity for potential acquisitions or to raise additional funds for future acquisitions and other general corporate purposes.

The increase in authorized share capital will not have any immediate effect on the rights of existing shareholders. However, our Board of Directors will have the authority to issue authorized ordinary shares without requiring future approval from the shareholders of such issuances, except as may be required by applicable laws and regulations (including stock exchange rules). The possible future issuance of equity securities consisting of ordinary shares or securities convertible or exercisable into ordinary shares could affect our current shareholders in a number of ways, including the following: (i) decrease the existing shareholders’ percentage equity ownership interests and, depending upon the price at which such shares are issued, could be dilutive to the existing shareholders; (ii) diluting the earnings per share and book value per share of outstanding shares; and (iii) enable the Board of Directors to render it more difficult to or discourage an attempt to obtain control of the Company because the Board of Directors would, unless prohibited by applicable laws, have additional shares available to effect transactions (including acquisitions and financings) in which the number of the Company’s outstanding shares would be increased and would thereby dilute the interest of any party attempting to gain control of the Company.

The Proposed Resolutions

We propose that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Article 3 of the Memorandum of Association and Articles 4, 5(a) and 28(a)(i) of the Articles of Association of the Company be, and they hereby are, amended and replaced in their entirety in accordance with Appendix A to the Company’s Proxy Statement for the 2019 Annual General Meeting; and

RESOLVED FURTHER, that if any amendment to the Company’s  Articles of Association or Memorandum of Association  is approved, at any time and from time to time, the Board of Directors of the Company shall be authorized, in its discretion, to restate the Company’s Articles of Association or Memorandum of Association, as applicable, to reflect such amendments."

Required Vote

The affirmative vote of the holders of not less than 75% of the of the voting power represented at the Annual General Meeting, in person or by proxy, and voting on this matter, is required to approve the foregoing resolutions.

The Board of Directors recommends a vote FOR the approval of the proposed resolutions.

PROPOSAL 4
EQUITY-BASED GRANTS TO
THE CHIEF EXECUTIVE OFFICER
(Proposal 4 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including grant of RSUs, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

Mr. Roy Zisapel, our President and Chief Executive Officer, is a co-founder of our company, and has served as our President and Chief Executive Officer and a director since our inception in May 1996. The key terms of Mr. Zisapel's employment with us (directly and/or with our subsidiaries) are as follows:

•	Gross base salary in NIS equivalent to $400,000 per annum, which salary includes payment for managing our entire on-going North America activities;

•	Annual bonus of up to $400,000 (or the equivalent in NIS). For additional details, see Proposal 5 below;

•	Company car and all related expenses, except related taxes;

•	Contributions for the benefit of Mr. Zisapel to the Company’s Managers Life Insurance Policy and Work Disability Insurance;

•	Vacation and recreation pay;

•	Education Fund (“Keren Hishtalmut”); and

•	Medical insurance.

In addition, Mr. Zisapel is granted from time to time equity-based compensation.

As more fully described under "Compensation of Executive Officers" in Item 6.B of our 2018 Annual Report, the compensation granted to Mr. Zisapel in 2018 in terms of cost to the Company (as recognized in our financial statements for the year ended December 31, 2018), was as follows:

Salary	Bonus	Equity-Based Compensation	All Other Compensation	Total
$420,000	$360,000	$2,320,000	$136,000	$3,236,000

Proposed Revisions to CEO Compensation – Reasons

Our future success depends in large part on the continued services of our senior management and key personnel. In particular, we are highly dependent on the services of Mr. Roy Zisapel. In recognition of the importance of Mr. Zisapel’s services to the Company and taking into account, among other factors, the overall compensation level of other senior managers in the industry, our Board of Directors has approved, following the recommendation and approval of our Compensation Committee, a grant of RSUs as described below and a modification in the size (as opposed to structure) of his annual bonus, as more fully described in Proposal 5 below.

In approving the proposed changes to Mr. Zisapel's compensation, our Compensation Committee and Board of Directors considered various factors, including the following:

✔
The Importance of Mr. Zisapel’s Services to the Company. This element is demonstrated by Mr. Zisapel playing a key role in most aspects of our operations, starting from formulating our strategic vision, driving our on-going shift into our cloud-based and subscription offering model and leading our M&A activities (including the recent acquisition of Kaalbi, also known as ShieldSquare).

✔
The Contribution of Mr. Zisapel to Our Business and Success. To illustrate Mr. Zisapel's contribution to our success, the below charts indicate our Company’s growth in the past several years and the shareholder value created in that period:

Deferred Revenues ($M) (*)
increase of 79%
71.2
113.3
127.8
2015
2017
2018

Revenue ($M)
increase of 16%-18%
216.6
211.4
234.4
250.8-255.5
2015
2017
2018
2019 as implied by company's guidance given July 31, 2019

Market Capitalization ($M)
increase of 72%
686.9
837.9
1,053.0
1,180.2
2015
2017
2018
Average 30 days (August 2 to September 13)

Share Price ($)
increase of 64%
15.34
19.40
22.71
25.13
2015
2017
2018
Average 30 days (August 2 to September 13)

(*) Non-GAAP total deferred revenues (including uncollected billed amounts offset against trade receivables balance) amounted to $101.2 million and $167.3 million in 2015 and 2018, respectively.

✔	The Effective Freeze on Mr. Zisapel's Compensation. Our Compensation Committee and Board of Directors considered the fact that:

o	Mr. Zisapel's salary has not been modified since 2012 and will remain at the same level; and

o	Mr. Zisapel's annual bonus has not been modified since November 2015 (see Proposal 5 below).

✔
The Compensation Levels of other Senior Managers in our Industry. In evaluating Mr. Zisapel's compensation, our Compensation Committee and Board of Directors reviewed benchmark information relating to the compensation of chief executive officers of peer group companies.

✔
Performance-Based and Retention Incentives. The proposed equity-based grants contain inherent incentives to reward for performance and the structure of the equity-based grants also includes important retention incentives.

✔
Our Compensation Policy. Our Compensation Committee and Board of Directors considered our Compensation Policy and other elements of compensation payable to Mr. Zisapel, including other factors set forth in the Companies Law and our use of equity-based compensation in general.

If approved, the vast majority of the compensation received by Mr. Zisapel under his proposed annual compensation terms is not guaranteed at the date of award and is tied to his continued employment as well as our share price (through the proposed equity-based grant) and operating results (through the annual cash bonus), assuring a strong correlation between pay and performance:

❖	In 2016, 2017 and 2018, approximately 41%, 49% and 68% of Mr. Zisapel's compensation was attributed to such variable components.

❖
If both the proposed equity-based grant pursuant to this Proposal 4 and the proposed change to the annual cash bonus in Proposal 5 below are approved, approximately 76% of Mr. Zisapel's compensation would be attributed to such variable, performance-based, components.

Proposed Grant of Equity-Based Awards

We propose to grant Mr. Zisapel RSUs, as follows:

•	45,000 RSUs, to which we refer as the time-based RSUs, shall vest on the following terms:

o	11,250 RSUs shall vest one year after the date of the Annual General Meeting;

o	11,250 RSUs shall vest two years after the date of the Annual General Meeting;

o	11,250 RSUs shall vest three years after the date of the Annual General Meeting; and

o	the balance of 11,250 RSUs shall vest four years after the date of this Annual General Meeting.

•
45,000 RSUs, to which we refer as the performance-based RSUs, shall be earned based on the Company’s closing share price on Nasdaq reaching $29.00 or more for 30 consecutive trading days following the date of the Annual General Meeting. To the extent earned in accordance with the foregoing, the performance-based RSUs shall vest on the following terms:

o	11,250 RSUs shall vest one year after the date of the Annual General Meeting;

o	11,250 RSUs shall vest two years after the date of the Annual General Meeting;

o	11,250 RSUs shall vest three years after the date of the Annual General Meeting; and

o	the balance of 11,250 RSUs shall vest four years after the date of the Annual General Meeting.

•
Consistent with our Compensation Policy, the annual fair market value of the proposed equity-based grants, as measured on the date of the grant, regarding the value of these grants, may not exceed $2.0 million (the “Cap”), which is currently the equivalent of five (5) annual salaries of the CEO per year of vesting, on a linear basis. Assuming a price per share of $24.57, the closing price of our ordinary shares on Nasdaq on September 13, 2019, the annual fair market value of the grant per each year of vesting is currently $0.5 million. For the sake of clarity, if the fair market value on the date of grant exceeds the Cap, the number of RSUs will be reduced on a pro rata basis so that their value does not exceed the Cap.

•
All other terms and conditions in connection with the above RSUs shall be as set forth in the Company’s Key Employee Stock Option Plan 1997, as amended (the "ESOP" or the “1997 ESOP”), including, without limitation, expiration period of 62 months after the grant date, net (cashless) exercise and exercisable periods following cessation of service.

The grant date total fair value of the proposed equity-based grants, over a four year vesting period, is currently approximately $2.1million.

For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above. For details about Mr. Roy Zisapel’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

The Proposed Resolution

 We propose that at the Annual General Meeting the following resolution be adopted:

 “RESOLVED, that the grant of RSUs to Mr. Roy Zisapel, the Company’s President and Chief Executive Officer, as described in Proposal 4 of the Company’s Proxy Statement for the 2019 Annual General Meeting be, and the same hereby, is approved.”

Required Vote

 The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

  The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you DO NOT have a personal interest in this proposal. Please confirm that you DO NOT have a "personal interest" in Proposal 4 by checking the "YES" box in Proposal 4a of the proxy card. If you do have a personal interest in Proposal 4, check the "NO" box in Proposal 4a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 5
ANNUAL BONUS TO THE CHIEF EXECUTIVE OFFICER
(Proposal 5 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including annual bonus, of a chief executive officer or a director of a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

The key terms of Mr. Zisapel's employment with us (directly and/or with our subsidiaries), which are set forth under "Executive Compensation" and Proposal 4 above, include an annual bonus of up to $400,000 (or the equivalent in NIS), whereby the Compensation Committee, subject to approval of the Board of Directors, will have the final authority to determine whether the Chief Executive Officer is entitled to any portion thereof (including what, if any, portion thereof should be reduced and/or deferred), upon achievement of the milestones and criteria approved by our shareholders in 2018.

Proposed Revisions to CEO Compensation – Reasons

See the discussion under "Proposed Revisions to CEO Compensation – Reasons" in Proposal 4 above. Our Compensation Committee and Board of Directors also considered, in respect of the proposed increase of the size of the annual bonus described below, that:

•	the milestones and criteria of the annual bonus will remain the same; and

•
the milestones and criteria of the annual bonus are tied to thresholds and targets set in the Company’s annual budget and roadmap, which, based on past experience, are not fully achieved. For example, in 2016, 2017 and 2018, Mr. Zisapel received only 20%, 68% and 90% of the maximum annual bonus for that year, respectively.

Proposed Revisions to CEO Compensation - Annual Bonus

We propose to increase the maximum size of the annual cash bonus to $600,000.

For the sake of clarity, (i) those aforesaid payments if payable in NIS, will be payable based on the exchange rate of NIS to U.S. dollar known on the date of payment of the annual bonus and (ii) while the total weight of all milestones and criteria approved by our shareholders in 2018 can add up to 120% of the maximum annual bonus, the size of the annual bonus may not exceed $600,000.

It is hereby clarified that if this Proposal 5 is not approved, the annual bonus of Mr. Zisapel will continue according to its current terms, as described under "Background" above.

For details regarding other terms of compensation of our Chief Executive Officer, see under "Executive Compensation" above as well as Proposal 4. For details about Mr. Roy Zisapel’s beneficial ownership of our shares, see above under the caption “Security Ownership by Certain Beneficial Owners and Management.”

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, that the proposed revisions to the size of the annual bonus of the President and Chief Executive Officer, as described in Proposal 5 of the Company’s Proxy Statement for the 2019 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

 The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

 Mr. Roy Zisapel and his parents, Yehuda and Nava Zisapel, are deemed to have a personal interest in this matter.

 While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you DO NOT have a personal interest in this proposal. Please confirm that you DO NOT have a "personal interest" in Proposal 5 by checking the "YES" box in Proposal 5a of the proxy card. If you do have a personal interest in Proposal 5, check the "NO" box in Proposal 5a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 6
D&O INSURANCE POLICY
(Proposal 6 on the Proxy Card)

Background

Under the Israeli Companies Law, the terms of compensation of directors, including the purchase of directors and officers liability insurance, or D&O Insurance, by a company incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions (such as that the compensation policy of the company permits the purchase of such insurance), the shareholders.

Our Compensation Policy permits the purchase of D&O Insurance with aggregate coverage of up to $30 million and, in 2015, we introduced a limit on the annual premium payable therefor, such that it will not exceed the higher of (A) $175,000 and (B) 15% over the prior year's annual premium, unless otherwise determined by the shareholders from time to time. However, since 2015, the premiums payable for D&O Insurance have increased as a result of the increase in premiums payable in the market for such insurance. In particular, in light of, among other things, an increase in the number of class actions filed against companies publicly traded in the U.S., including foreign private issuers like Radware, the premiums that we and other foreign private issuers are required to pay for D&O insurance has increased and is expected to continue to increase. For example, in 2017, we paid an annual premium of approximately $137,000 for D&O Insurance policy with an aggregate coverage limit of $25 million, including side A coverage, whereas in 2018 we were required to pay, for the same insurance, approximately $333,000.

In light of the foregoing, our Compensation Committee and the Board of Directors have recently (i) approved the renewal of the D&O Insurance policy with an aggregate coverage limit of $25 million, including side A coverage (i.e., below the threshold set in our Compensation Policy), for an annual premium of approximately $333,000 (i.e., a premium that exceeds the premium threshold contemplated by our Compensation Policy by approximately $158,000), and (ii) in connection therewith, and in light of the expected continued increase in D&O insurance premiums, approved modifications to the Compensation Policy, in the form attached as Appendix B hereto, which primarily relate to updating the key parameters of D&O Insurance that the Company may purchase from time to time.

Other than the proposed changes, our Compensation Committee and Board of Directors did not identify any other necessary modifications to our Compensation Policy. If the changes are approved at the Meeting, our modified Compensation Policy will be valid for the next three years (or, if not approved, our current Compensation Policy will be valid until September 2021).

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

“RESOLVED, to (i) approve and ratify the purchase of the D&O insurance described in Proposal 6 of the Company’s Proxy Statement for the 2019 Annual General Meeting as well as (ii) approve the related amendments to the Company's Compensation Policy for Executive Officers and Directors, substantially in the form attached as Appendix B to the Company’s Proxy Statement for the 2019 Annual General Meeting."

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Our office holders (as defined in the Companies Law) are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you DO NOT have a personal interest in this proposal. Please confirm that you DO NOT have a "personal interest" in Proposal 6 by checking the "YES" box in Proposal 6a of the proxy card. If you do have a personal interest in Proposal 6, check the "NO" box in Proposal 6a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 7
EQUITY-BASED GRANTS TO NON-EMPLOYEE DIRECTORS
(Proposal 7 on the Proxy Card)

Background

Under the Companies Law, the terms of compensation, including the grant of equity-based awards, of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Radware, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

As previously approved by our shareholders and consistent with our Compensation Policy, our current policy for equity-based grants to non-employee directors, including external directors, is to grant them options under our stock option plans as follows:

•
Grant Type; Number; Vesting: Grant of options to purchase 20,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 60,000 ordinary shares which vest over a period of three years, with one third (20,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting.

•
Grant Date: The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if re-elected, an additional grant of options to purchase an additional 60,000 ordinary shares will be made on the date of each annual meeting in which such director is re-elected.

•
Exercise Price: The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or re-election of a director or the date of commencement of office, if different).

Proposed Equity-Based Grants

Our Compensation Committee and Board of Directors have determined to revise the current equity-based award policy for non-employee directors, such that, subject to approval of our shareholders at the Annual General Meeting, each of our non-employee directors, who may serve the Company from time to time (regardless of whether they are former employees or consultants of the Company), including our external directors, will receive the following equity-based grants:

•
Grant Type; Number; Vesting: Grant of options to purchase 25,000 ordinary shares for each year in which such non-employee director holds office. The options are granted for three years in advance, and therefore every director receives an initial grant of options to purchase 75,000 ordinary shares which vest over a period of three years, with one third (25,000) to vest upon each anniversary of service, provided that the director still serves on the Company’s Board of Directors on the date of vesting.

•
Grant Date: The grant is made on the date of the director’s election (or the date of commencement of office, if different), and thereafter, every three years, if re-elected, an additional grant of options to purchase an additional 75,000 ordinary shares will be made on the date of each annual meeting in which such director is re-elected.

•
Exercise Price: The exercise price of all options shall be equal to the fair market value of the ordinary shares on the date of the grant (i.e., an exercise price equal to the market price of our ordinary shares on the date of the annual meeting approving the election or re-election of a director or the date of commencement of office, if different).

•
Termination: The portion of outstanding stock options that is scheduled to vest during the year at which the director’s service with us is terminated or expires, will be accelerated and become fully vested at the time of termination and will be exercisable for a period of 90 days thereafter; provided however, that the termination or expiration is as a result of the director not being nominated for reelection, or not being re-elected, in the applicable annual general meeting other than due to one of the mandatory causes for director termination set forth in the Companies Law.

•	Other: All other terms and conditions in connection with the above equity-based awards shall be as set forth in the 1997 ESOP.

The proposed equity-based grants are made in accordance with our Compensation Policy and otherwise in accordance with the “relative compensation track” under the regulations promulgated under the Companies Law for compensation of external directors.

The Proposed Resolution

We propose that at the Annual General Meeting the following resolution be adopted:

 “RESOLVED, that the proposed changes to the equity-based award policy to non-employee directors that may serve the Company from time to time, including the grant of stock options contemplated thereunder, as described in Proposal 7 of the Company's Proxy Statement for the 2019 Annual General Meeting, be, and the same hereby is, approved.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter; provided that, either (i) the shares voted in favor of the above resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in such matter (as such terms are defined in the Companies Law) or (ii) the total number of shares voted against such matter by the disinterested shareholders described in clause (i) does not exceed 2% of the Company’s voting power.

The Companies Law requires that each shareholder voting on the proposal will indicate whether or not the shareholder has a personal interest in the proposal. A "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or voting power or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of our ordinary shares.

Our non-employee directors are deemed to have a personal interest in this matter.

While it is unlikely that any of the Company's public shareholders has a personal interest in this matter, the enclosed form of proxy card includes a certification that you DO NOT have a personal interest in this proposal. Please confirm that you DO NOT have a "personal interest" in Proposal 7 by checking the "YES" box in Proposal 7a of the proxy card. If you do have a personal interest in Proposal 7, check the "NO" box in Proposal 7a of the proxy card.

Also, if you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company's General Counsel at telephone number: +972-72-391-7368; fax number: +972-3-766-8982 or email hannahm@radware.com or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the above person on your behalf.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

PROPOSAL 8
RE-APPOINTMENT OF AUDITORS
(Proposal 8 on the Proxy Card)

Background

At the Meeting, the shareholders will be asked to approve the Audit Committee’s recommendation to re-appoint Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, or E&Y, and independent certified public accountants in Israel, as our auditors until immediately following the next annual general meeting of shareholders. They have no relationship with the Company or with any affiliate of the Company except, to a limited extent, as tax consultants. The Audit Committee and the Board of Directors believe that such limited non-audit function does not affect the independence of E&Y.

The shareholders will also be asked to authorize our Board of Directors to delegate to our Audit Committee the authority to fix the fees paid to our independent auditors, as contemplated by the U.S. Sarbanes-Oxley Act. With respect to the year 2018, we paid E&Y approximately $335,000 for auditing and audit related services, $119,000 for tax services and $154,000 for all other fees.

The Proposed Resolution

It is proposed that at the Annual General Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of the Ernst & Young international accounting firm, be, and they hereby are, re-appointed as auditors of the Company until immediately following the next annual general meeting of the Company’s shareholders.

RESOLVED, that the Board of Directors of the Company be authorized to delegate to the Audit Committee the authority to fix the remuneration of said auditors in accordance with the volume and nature of their services.”

Required Vote

The affirmative vote of the holders of a majority of the voting power represented at the Annual Shareholders Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

The Board of Directors recommends a vote FOR the approval of the proposed resolution.

REVIEW OF FINANCIAL STATEMENTS AND AUDITOR'S REPORT

In accordance with applicable Israeli law, at the Annual General Meeting, the financial statements of the Company for the year ended December 31, 2018 and the related auditor's report in respect thereof will be presented and discussed.

Our auditors' report, consolidated financial statements, and our 2018 Annual Report may be viewed on our website - www.radware.com - or through the SEC's website at http://www.sec.gov/. None of the auditors' report, the consolidated financial statements, the 2018 Annual Report or the contents of our website form part of the proxy solicitation material.

This item will not involve a vote of the shareholders.

COPIES OF THE COMPANY'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2018, WILL BE MAILED WITHOUT CHARGE TO ANY SHAREHOLDER ENTITLED  TO VOTE AT THE ANNUAL GENERAL MEETING, UPON WRITTEN REQUEST TO: RADWARE LTD., 22 RAOUL WALLENBERG ST., TEL AVIV 6971917, ISRAEL, ATTENTION: DORON ABRAMOVITCH, CFO.

OTHER BUSINESS

Management currently knows of no other business to be transacted at the Annual General Meeting, other than as set forth in the Notice of 2019 Annual General Meeting of Shareholders; but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

SHAREHOLDER PROPOSALS FOR 2020 ANNUAL GENERAL MEETING

We currently expect that the agenda for our annual general meeting to be held in 2020 (the "2020 AGM") will include (i) the election (or re-election) of Class III directors; (ii) the approval of the appointment (or reappointment) of the Company's auditors; and (iii) presentation and discussion of the financial statements of the Company for the year ended December 31, 2019 and the auditors' report for this period.

Pursuant to Section 66(b) of the Companies Law, shareholders who hold at least 1% of our outstanding ordinary shares are generally allowed to submit a proper proposal for inclusion on the agenda of a general meeting of the Company's shareholders. Such eligible shareholders may present proper proposals for inclusion in, and for consideration at, the 2020 AGM by submitting their proposals in writing to our General Counsel at the following address: Radware Ltd., 22 Raoul Wallenberg  Street, Tel Aviv 6971917, Israel, Attention: General Counsel.

For a shareholder proposal to be considered for inclusion in the 2020 AGM, our General Counsel must receive the written proposal not less than 90 calendar days prior to the first anniversary of the Annual General Meeting, i.e., no later than July 24, 2020; provided that if the date of the 2020 AGM is advanced by more than 30 calendar days prior to, or delayed (other than as a result of adjournment) by more than 30 calendar days after, the anniversary of the 2019 AGM, proposal by the shareholder to be timely must be so delivered not later than the earlier of (i) the 7th calendar day following the day on which we call and provide notice of the 2020 AGM and (ii) the 14th calendar day following the day on which public disclosure of the date of such meeting is first made.

In general, a shareholder proposal must be in English and set forth (i) the name, business address, telephone number, fax number and email address of the proposing shareholder (and each member of the group constituting the proposing shareholder, if applicable) and, if not a natural person, the same information with respect to the person( s) that controls and/or manages such person, (ii) the number of ordinary shares held by the proposing shareholder, directly or indirectly, including if beneficially owned by the proposing shareholder (within the meaning of Rule 13d-3 promulgated under the U.S. Securities and Exchange Act of 1934, as amended), and, if any of such ordinary shares are held indirectly, an explanation of how they are held and by whom, and, if such proposing shareholder is not the holder of record of any such ordinary shares, a written statement from an authorized bank, broker, depository or other nominee, as the case may be, indicating the number of ordinary shares the proposing shareholder is entitled to vote as of a date that is no more than two (2) business days prior to the date of delivery of the shareholder proposal, (iii) any agreements, arrangements, understandings or relationships between the proposing shareholder and any other person with respect to any securities of the Company or the subject matter of the shareholder proposal, including any derivative, swap or other transaction or series of transactions engaged in, directly or indirectly, by such proposing shareholder, the purpose or effect of which is to give such proposing shareholder economic risk similar to ownership of shares of any class or series of the Company, (iv) the proposing shareholder's purpose in making the proposal, (v) the complete text of the resolution that the proposing shareholder proposes to be voted upon at the shareholders meeting, (vi) a statement of whether the proposing shareholder has a personal interest in the proposal and, if so, a description in reasonable detail of such personal interest, (vii) a declaration that all the information that is required under the Companies Law and any other applicable law to be provided to the Company in connection with such subject, if any, has been provided, (viii) if the proposal is to nominate a candidate for election to the Board of Directors, a questionnaire and declaration, in form and substance reasonably requested by the Company, signed by the nominee with respect to matters relating to his or her identity, address, background, credentials, expertise etc., and his or her consent to be named as a candidate and, if elected, to serve on the Board of Directors, and (ix) any other information reasonably requested by the Company. The Company shall be entitled to publish information provided by a proposing shareholder, and the proposing shareholder shall be responsible for the accuracy thereof. In addition, shareholder proposals must otherwise comply with applicable law and our Articles of Association. Radware may disregard shareholder proposals that are not timely and validly submitted.

For the sake of clarity, the information set forth in this section is, and should be construed, as a "pre-announcement notice" of the 2020 AGM in accordance with Rule 5C of the Israeli Companies Regulations (Notice of General and Class Meetings in a Public Company), 2000, as amended.

By Order of the Board of Directors /s/Roy Zisapel ROY ZISAPEL President and Chief Executive Officer

Dated: September 19, 2019

APPENDIX A

Amendments to Radware’s Memorandum of Association and Articles of Association

Article 3 of the Memorandum of Association (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

“The Company's share capital, including the rights attached thereto, shall be as set forth ~~is: Three Million New Israeli Shekels (NIS 3,000,000) divided into Sixty Million (60,000,000) ordinary registered shares of NIS 0.05 par value each~~.

~~The Company may increase its capital and in increasing its capital it may issue other shares, whether ordinary shares or shares with preferred or other special rights, on a terms it deems necessary. In addition, the Company may divide the registered shares into classes of shares with special rights,~~

~~The rights from time to time attached to the shares or any other classes of shares, whether the original capital or in the increased capital of the Company, may be altered or dealt with as provided in detail~~ in the Company's articles of association, as may be amended from time to time~~, but not in any other manner~~.”

Article 4 of the Articles of Association (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

”The share capital of the Company is ~~Three Million New Israeli Shekels (NIS 3,000,000)~~ Four Million Five Hundred Thousand New Israeli Shekels (NIS 4,500,000) divided into ~~Sixty Million (60,000,000)~~ Ninety Million (90,000,000) ordinary registered shares of NIS 0.05 par value each”;

Article 5(a) of the Articles of Association (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

“The Company may, from time to time, by Resolution of the General Meeting of Shareholders ~~adopted by Special Majority~~, whether or not all the shares then authorized have been issued, and whether or not all the shares theretofore issued have been called up for payment, increase its share capital by the creation of new shares.  Any such increase shall be in such amount and shall be divided into share of such nominal amounts, and such shares shall confer such rights and preferences, and shall be subject to such restrictions, as such ~~Special~~ Resolution shall provide.”

Article 28(a)(i) of the Articles of Association (changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

“(a) (i) All Resolutions of the General Meeting shall be deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon, except for articles ~~5(a),~~ 6(a), 6(b), 7(a), 18(a) and 39(d) which resolution shall be adopted by a Special Majority.”

APPENDIX B

Amendments to Radware Compensation Policy for Executive Officers and Directors

(changes shown: proposed new text is underlined, text proposed to be deleted is struck-through):

F.	Exculpation, Indemnification and Insurance

·	Except as may be otherwise approved from time to time by the shareholders, Radware may exempt its Directors and Executives from the duty of care.

·
Radware may indemnify the Directors and Executives to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on them, as shall be provided in an indemnity agreement between such individuals and Radware.

·
Radware will provide "Directors and Officers Insurance" for its Directors and Executives, with (i) aggregate coverage that will not exceed the higher of (A) US$50~~US$30~~ million and (B) 25% of its shareholders’ equity and (ii) annual premium that shall not exceed the higher of (A) US$700,000 ~~US$175,000~~ and (B) ~~15%~~ 25% over ~~of~~ the prior year's annual premium, unless otherwise determined by the shareholders from time to time.

Radware may also purchase such D&O insurance with respect to specific events, such as public offerings, or with respect to periods of time following which the then existing insurance coverage ceases to apply, such as “run-off” coverage in connection with a change in control; provided  that the premium therefor shall not exceed four (4) times the annual premium payable at such time for the D&O Insurance.